SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)

                          First Aviation Services Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    31865W108
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                                 (212) 760-0814

                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                September 9, 1999
                                -----------------
                                January 31, 2000
                                ----------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                         (continued on following pages)



                              (Page 1 of 14 Pages)

SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 31865W108                                           Page 2 of 14 Pages
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                           [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              600,239 shares on September 9, 1999
                                          638,246 shares on January 31, 2000
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING           -----------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               600,239 shares on September 9, 1999
                                          638,246 shares on January 31, 2000
                           ----------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        600,239 shares on September 9, 1999
        638,246 shares on January 31, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.7% of Common Stock on September 9, 1999
        8.3% of Common Stock on January 31, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


                              (Page 2 of 14 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 31865W108                                          Page 3 of 14 Pages
--------------------------------------------------------------------------------

    1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
        S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON:  Not Applicable
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              350,200 shares on September 9, 1999
                                          368,500 shares on January 31, 2000
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING           -----------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               350,200 shares on September 9, 1999
                                          368,500 shares on January 31, 2000
                           ----------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        350,200 shares on September 9, 1999
        368,500 shares on January 31, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.9% of Common Stock on September 9, 1999
        4.8% of Common Stock on January 31, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------


                              (Page 3 of 14 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 31865W108                                           Page 4 of 14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC     (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              752,454 shares on September 9, 1999
                                          803,447 shares on January 31, 2000
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING          ------------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               752,454 shares on September 9, 1999
                                          803,447 shares on January 31, 2000
                          ------------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        752,454 shares on September 9, 1999
        803,447 shares on January 31, 2000
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.3% of Common Stock on September 9, 1999
        10.5% of Common Stock on January 31, 2000
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------


                              (Page 4 of 14 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 31865W108                                           Page 5 of 14 Pages
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON  Nelson Obus
        S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        PF (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              100,000 shares
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING          ------------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               100,000 shares
                          ------------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None

 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,000 shares
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3% of Common Stock
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------


                              (Page 5 of 14 Pages)

SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP NO. 31865W108                                           Page 6 of 14 Pages
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON Channel Partnership II, L.P.
        S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON:  22-3215653
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)[X]
                                                                 (b)[_]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY
--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS
        WC (SEE ITEM 3)
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW YORK
--------------------------------------------------------------------------------
    NUMBER OF                      7.     SOLE VOTING POWER
      SHARES                              23,000 shares
                           -----------------------------------------------------
   BENEFICIALLY                    8.     SHARED VOTING POWER
     OWNED BY                             None
  EACH REPORTING          ------------------------------------------------------
      PERSON                       9.     SOLE DISPOSITIVE POWER
       WITH                               23,000
                          ------------------------------------------------------
                                   10.    SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        23,000 shares
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.3%  of Common Stock
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------



                              (Page 6 of 14 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of First Aviation Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

Item 2. Identity and Background.

      (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II, L.P. ("Channel"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Nelson Obus ("Mr. Obus"). Although Partnership, Channel, the Fund and Partnership-I are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they, along with Mr. Obus, are sometimes referred to collectively as the "Wynnefield Group".

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

      (d) and (e). During the last five years, and the five years prior to the date of the first event which required the filing of this Statement, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:


                              (Page 7 of 14 Pages)


Name               Date of Purchase              Number of Shares           Consideration Paid
----               ----------------              ----------------           ------------------
Partnership       September 9, 1999*                    1,400                       $8,137.50

Partnership-I     September 9, 1999*                    1,900                      $11,043.75

Channel           May 26, 1999**                       23,000                     $176,900.00

Fund              September 9, 1999*                      700                       $4,068.75

Mr. Obus          April 23, 1999**                    100,000                     $579,868.00

      Such shares were paid for from the working capital of each member of the Wynnefield Group (other than Mr. Obus, who used personal funds). Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

      Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for their own account, and for investment purposes. Subsequently, they determined that they could play a useful role in recommending to the Issuer's management various strategies for maintaining shareholders' value and through their representatives, they have suggested certain programs for this purpose. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the Wynnefield Group beneficially owned a total of 1,979,392 Shares after giving effect to the transactions set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, as officers of the Fund's investment manager, Mr. Obus as a general partner of Channel, and Mr. Obus personally, may be deemed to



--------

* The purchase dates listed represent the last date of purchase of any securities of the Issuer by Partnership, Partnership-I or the Fund. On January 31, 2000, the aggregate number of shares of the Issuer outstanding reported on the Issuer's Form 10-Q had decreased, thereby materially increasing the Wynnefield Group's ownership percentage of the Issuer in an amount equal to one percent or more of the Common Stock of the Issuer.

**     These dates represent the last date of purchase of any securities of the
Issuer by Channel and Mr. Obus. The Number of Shares reflect the total number of shares held by Channel and Mr. Obus on those dates.





                              (Page 8 of 14 Pages)
have indirect beneficial ownership of the Shares owned by the entities referred to as the Wynnefield Group.

       However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the Wynnefield Group represent approximately 25.75% of the outstanding Shares of Common Stock of the Issuer, based on the 7,686,210 Shares of Common Stock reported as outstanding on July 31, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

       Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

       (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as general partner of Channel, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Wynnefield Group.

       (c) The Wynnefield Group has made purchases and sales in the shares since their most recent filing on Schedule 13D as follows:


Name                 Transaction  Date                         Number of Shares  Price Per Share
----                 -----------  ----                         ----------------  ---------------

Partnership         Purchase     June 1, 1999                 450               $5.6875

Partnership         Purchase     July 2, 1999                 1,300             $6.05

Partnership         Purchase     July 7, 1999                 1,800             $6.375

Partnership         Purchase     July 8, 1999                 1,750             $5.945

Partnership         Sell        July 13, 1999                61,000            $5.625

Partnership         Purchase    July 20, 1999                1,750             $6.375

Partnership         Purchase    July 28, 1999                6,800             $5.7829

Partnership         Purchase    July 28, 1999                7,100             $5.72

Partnership         Purchase    August 5, 1999               5,400             $5.60

Partnership         Purchase    August 16, 1999              1,800             $5.625

Partnership         Purchase    August 17, 1999              2,400             $5.625

Partnership         Purchase    August 19, 1999              900               $5.625

Partnership         Purchase    September 2, 1999            350               $5.9375

                              (Page 9 of 14 Pages)

(Table continued)

Name                 Transaction  Date                         Number of Shares  Price Per Share
----                 -----------  ----                         ----------------  ---------------

Partnership         Purchase    September 9, 1999*           1,400             $5.8125

Partnership         Purchase    September 29, 1999           1,800             $5.34

Partnership         Purchase    September 30, 1999           6,800             $5.57

Partnership         Purchase    October 6, 1999              1,200             $5.185

Partnership         Purchase    October 15, 1999             7,100             $5.33

Partnership         Sell        November 3, 1999             3,600             $5.40

Partnership         Purchase    November 3, 1999             17,800            $5.375

Partnership         Sell        November 17, 1999            242,093           $5.375

Partnership         Purchase    November 30, 1999            1,800             $5.375

Partnership         Purchase    December 21, 1999            242,000           $5.71875

Partnership         Purchase    December 23, 1999            3,600             $4.82

Partnership         Purchase    January 21, 2000             1,600             $5.125

Partnership         Purchase    February 9, 2000             3,600             $4.96875

Partnership         Purchase    February 9, 2000             5,000             $4.875

Partnership         Purchase    May 31, 2000                 1,900             $7.00

Partnership         Purchase    July 7, 2000                 1,900             $5.1287

Partnership         Purchase    July 10, 2000                1,900             $4.9375

Partnership         Purchase    July 11, 2000                2,700             $4.84


Partnership - I     Purchase    June 1, 1999                 500               $5.6875

Partnership - I     Purchase    July 2, 1999                 1,700             $6.05

Partnership - I     Purchase    July 7, 1999                 2,200             $6.375

Partnership - I     Purchase    July 8, 1999                 2,400             $5.945

Partnership - I     Purchase    July 13, 1999                61,000            $5.625

Partnership - I     Purchase    July 20, 1999                2,400             $6.375

Partnership - I     Purchase    July 28, 1999                9,000             $5.7829

                             (Page 10 of 14 Pages)

(Table continued)
Name                 Transaction  Date                         Number of Shares  Price Per Share
----                 -----------  ----                         ----------------  ---------------

Partnership - I     Purchase    July 28, 1999                9,500             $5.72

Partnership - I     Purchase    August 5, 1999               7,100             $5.60

Partnership - I     Purchase    August 16, 1999              2,300             $5.625

Partnership - I     Purchase    August 17, 1999              3,000             $5.625

Partnership - I     Purchase    August 19, 1999              1,200             $5.625

Partnership - I     Purchase    September 2, 1999            450               $5.9375

Partnership - I     Purchase    September 9, 1999*           1,900             $5.8125

Partnership - I     Purchase    September 29, 1999           2,400             $5.34

Partnership - I     Purchase    September 30, 1999           8,900             $5.57

Partnership - I     Purchase    October 6, 1999              1,800             $5.185

Partnership - I     Purchase    October 15, 1999             9,500             $5.33

Partnership - I     Sell        November 3, 1999             4,700             $5.40

Partnership - I     Purchase    November 3, 1999             23,700            $5.375

Partnership - I     Purchase    November 17, 1999            242,093           $5.375

Partnership - I     Purchase    November 30, 1999            2,300             $5.375

Partnership - I     Sell        December 21, 1999            242,000           $5.71875

Partnership - I     Purchase    December 23, 1999            4,800             $4.82

Partnership - I     Purchase    January 21, 2000             2,200             $5.125

Partnership - I     Purchase    February 9, 2000             4,700             $4.96875

Partnership - I     Purchase    February 9, 2000             6,600             $4.875

Partnership - I     Purchase    May 31, 2000                 2,300             $7.00

Partnership - I     Purchase    July 7, 2000                 2,200             $5.1287

Partnership - I     Purchase    July 10, 2000                2,200             $4.9375

Partnership - I     Purchase    July 11, 2000                3,200             $4.84


Fund                Purchase    June 1, 1999                 250               $5.6875


                             (Page 11 of 14 Pages)

(Table continued)
Name                 Transaction  Date                         Number of Shares  Price Per Share
----                 -----------  ----                         ----------------  ---------------

Fund                Purchase    July 2, 1999                 900               $6.05

Fund                Purchase    July 7, 1999                 1,000             $6.375

Fund                Purchase    July 8, 1999                 850               $5.945

Fund                Purchase    July 20, 1999                850               $6.375

Fund                Purchase    July 28, 1999                3,200             $5.7829

Fund                Purchase    July 28, 1999                3,400             $5.72

Fund                Purchase    August 5, 1999               2,500             $5.60

Fund                Purchase    August 16, 1999              900               $5.625

Fund                Purchase    August 17, 1999              1,100             $5.625

Fund                Purchase    August 19, 1999              400               $5.625

Fund                Purchase    September 2, 1999            200               $5.9375

Fund                Purchase    September 9, 1999*           700               $5.8125

Fund                Purchase    September 29, 1999           900               $5.34

Fund                Purchase    September 30, 1999           3,200             $5.57

Fund                Purchase    October 6, 1999              600               $5.185

Fund                Purchase    October 15, 1999             3,400             $5.33

Fund                Sell        November 3, 1999             1,700             $5.40

Fund                Purchase    November 3, 1999             8,500             $5.375

Fund                Purchase    November 30, 1999            900               $5.375

Fund                Purchase    December 23, 1999            1,700             $4.82

Fund                Purchase    January 21, 2000             800               $5.125

Fund                Purchase    February 9, 2000             1,700             $4.96875

Fund                Purchase    February 9, 2000             2,400             $4.875

Fund                Purchase    May 31, 2000                 800               $7.00

Fund                Purchase    July 7, 2000                 900               $5.1287

Fund                Purchase    July 10, 2000                900               $4.9375

Fund                Purchase    July 11, 2000                1,300             $4.84

                             (Page 12 of 14 Pages)

       *Each of these dates is an event date which requires the filing of this Schedule, as each of these caused the Wynnefield Group's beneficial ownership of the Common Stock of the Issuer to increase by more than one percent. On January 31, 2000, the other event date which requires the filing of this Schedule 13D, the Issuer reported on its Form 10-Q that there were less shares outstanding than previously disclosed, thereby causing the percentage of the Wynnefield Group's ownership of the Common Stock of the Issuer to increase by more than one percent.

       (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 1,979,392 Shares (representing 25.75% of the outstanding Shares), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

       Not applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

       Dated: October 12, 2000

                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                  WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                  By: Wynnefield Capital Management, LLC, General Partner

                                            By:   /s/  Nelson Obus
                                                  -----------------------------
                                                  Nelson Obus, Managing Member

                                  WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.


                             (Page 13 of 14 Pages)

                                  By:       Wynnefield Capital, Inc.

                                            By:   /s/  Nelson Obus
                                                  ----------------------
                                                  Nelson Obus, President

                                  CHANNEL PARTNERSHIP II, L.P.


                                            By:  /s/  Nelson Obus
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                                                 Nelson Obus, General Partner

                                                /s/  Nelson Obus
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                                                Nelson Obus, Individually